Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

September 13, 2018

Vedanta Limited

KG-OSN-2009/3 Discovery, Krishna-Godavari Basin, India

Vedanta Limited has today notified the Management Committee, Ministry of Petroleum and Natural Gas and Directorate General of Hydrocarbons (DGH) of a hydrocarbon Discovery in well A3-2 within its operated block KG-OSN-2009/3 within Krishna-Godavari Basin, East Coast of India. Vedanta Limited holds 100% participating interest in the block.

A3-2 is the first exploration well drilled within the KG-OSN-2009/3 block. Multiple reservoir zones were encountered in the Mesozoic rift formation between the depths of 3351-3944m MDBRT with indications of hydrocarbon during drilling and formation evaluations. Down hole formation tester (MDT) sampled oil and gas from the zones of interest. The zone from 3610-3715m MDBRT flowed gas to surface during well testing. Further appraisal will be required to assess the potential commerciality of this Mesozoic rift discovery.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 2

Unaudited Results for the First Quarter ended 30 June 2018

For further information, please contact:

Communications
Arun Arora	Tel: +91 124 459 3000
Head, Corporate Communications	gc@vedanta.co.in

Investor Relations
Rashmi Mohanty	Tel: +91 22 6646 1531
Director – Investor Relations	vedantaltd.ir@vedanta.co.in

Sneha Tulsyan
Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 2